

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2011

James M. Cassidy
President
Alderwood Acquisition Corporation et al.
9454 Wilshire Boulevard, Suite 612
Beverly Hills, California 90212

> **Re:** **Alderwood Acquisition Corporation**
> **Oakwood Acquisition Corporation**
> **Pinewood Acquisition Corporation**
> **Sherwood Acquisition Corporation**
> **Amendment No. 3 to Forms 10-12G**
> **Filed January 25, 2011**
> **Forms 10-Q for the Quarterly Period Ended September 30, 2010**
> **Filed January 26, 2011**
> **File Nos. 000-54148; 000-54147; 000-54146; 000-54145**

Dear Mr. Cassidy:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Forms 10-Q for the Quarterly Period Ended September 30, 2010

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations (Pinewood and Sherwood)

1. In the penultimate paragraph of this section, the reference should be to September 30, 2010 not July 31, 2010.

James M. Cassidy
Alderwood Acquisition Corporation et al.
February 9, 2011
Page 2

Item 4. Controls and Procedures (all companies)

Disclosures and Procedures

2. We note your disclosure that your disclosure controls and procedures "are effective in gathering, analyzing and disclosing information needed to ensure that the information required to be disclosed by the Company in its periodic reports is recorded, summarized and processed timely." If you include a portion of the definition of disclosure controls and procedures in your disclosure, you must include the entire definition. Please revise to clarify, if true, that your disclosure controls and procedures "are designed to ensure that information required to be disclosed … is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." See Exchange Act Rule 13a-15(e).

Item 6. Exhibits (all companies)

Exhibit 31

3. Your certifications should appear exactly as set forth in current Item 601(b)(31) of Regulation S-K. Please delete the titles of the officer in the introductory paragraph of the certification. Please also make other conforming changes.

        You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855, or Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me, at (202) 551-3720, with any other questions.

                                        Sincerely,

                                        /s/ Brigitte Lippmann   for

                                        H. Christopher Owings
                                        Assistant Director

cc: Lee Cassidy, Esq.